Filed by Cohoes Bancorp, Inc.
                                 Pursuant to Rule 425 under the Securities Act
                                         of 1933 and deemed filed  pursuant to
                             Rule 14d-9 of the Securities Exchange Act of 1934
                                        Subject Company:  Cohoes Bancorp, Inc.
                                               (Commission File No. 000-25027)


NEWS FLASH

          * * * ATTENTION ALL COHOES BANCORP STOCKHOLDERS * * *


      OUR ANNUAL MEETING ON NOVEMBER 30, 2000 IS JUST DAYS AWAY ....



> On November 24, 2000, Cohoes Bancorp signed a definitive agreement to be acquired by Hudson River Bancorp for $19.50 per share in cash.

>    Cohoes' Board of Directors acted in your best interests by obtaining the
     highest value for your shares.     ----

> TrustCo's $18.00 per share hostile offer is clearly inferior. Do not vote for TrustCo's nominees.

>    We urge you to protect your investment in Cohoes. Here is what you should do:
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|                                                                            |
| 1. Vote the BLUE proxy FOR Cohoes proposals 1 , 2 and 3 and please discard |
|    any and all proxies from TrustCo.                                       |
|                                                                            |
| 2. If you have already voted for TrustCo's nominees, you can change your   |
|    vote.  To do so, or to ask any questions, please call our proxy         |
|    solicitor:                                                              |
|                                                                            |
|                                                                            |
|                         Regan & Associates, Inc.                           |
|                  Telephone Toll Free 1-800-737-3426                        |
|                                                                            |
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                       [COHOES BANCORP, INC. LOGO]

Cohoes has filed a Solicitation/Recommendation Statement in response to the Tender Offer Statement filed by TrustCo Bank Corp. NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain, free of charge, the Solicitation/Recommendation Statement filed by Cohoes at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone
(518) 233-6500.

Cohoes and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the upcoming annual meeting of stockholders. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE PROXY MATERIALS FILED BY COHOES WITH THE SEC.